Tessier Winery

Profit and Loss
January 1 - July 2, 2024

	TOTAL
Income	
Sales	-102.05
Club Sales (Stripe)	26,096.46
PayPal Sales	172.99
Tasting Room Sales (Square)	55,957.07
Web Sales (Shopify)	2,287.90
Wholesale Sales	98,259.18
Total Sales	**182,671.55**
Sales of Product Income	554.00
Services	510.00
Uncategorized Income	731.38
Total Income	**$184,466.93**
Cost of Goods Sold	
Cost of Goods Sold	486.10
Total Cost of Goods Sold	**$486.10**
GROSS PROFIT	**$183,980.83**
Expenses	
Ask My Accountant	107.20
Bottling Costs	
Bottling Costs - Contract Bottling	1,955.05
Bottling Costs - Corks	1,635.22
Bottling Costs - Excise Taxes	84.05
Bottling Costs - Glass	5,465.62
Bottling Costs - Labels	2,063.55
Transfer Bottling Costs to Bottled Wine	-10,759.14
Total Bottling Costs	**444.35**
Cellar & Aging Costs	
Cellar & Aging Costs - Custom Crush Fees	7,936.28
Cellar & Aging Costs - Freight & Delivery	128.49
Cellar & Aging Costs - Grape Purchases	4,734.98
Cellar & Aging Costs - Lab Fees	493.11
Cellar & Aging Costs - Labor	2,744.87
Cellar & Aging Costs - Small Equipment	0.00
Total Cellar & Aging Costs	**16,037.73**
General & Administrative Expenses	
G&A - Auto	4,161.19
G&A - Dues & Subscriptions	611.55
G&A - Insurance	2,051.36
G&A - Legal & Professional Services	9,916.95
G&A - Merchant Service Fees	888.14
G&A - Miscellaneous	1,487.56

Tessier Winery

Profit and Loss

January 1 - July 2, 2024

	TOTAL
G&A - Office Supplies	7,746.14
G&A - Rent & Lease	29,995.42
G&A - Research	494.30
G&A - Sales Tax	3,211.00
G&A - Shipping	23,343.35
G&A - Square Fees	1,788.24
G&A - Taxes & Licenses	2,629.95
G&A - Telephone/Internet	948.76
G&A - Uncategorized Expense	697.68
G&A - Utilities	1,268.66
Total General & Administrative Expenses	**91,240.25**
Interest Paid	9,242.70
Marketing Expenses	
Marketing - Travel	829.81
Travel - Lodging	1,078.45
Travel - Transportation	2,537.24
Total Marketing - Travel	**4,445.50**
Marketing - Advertising	1,417.59
Marketing - Commissions & Fees	17,105.32
Marketing - Meals & Entertainment	5,223.06
Marketing - Promotional	626.20
Marketing - Stationery & Printing	634.38
Marketing - Travel	1,258.40
Total Marketing Expenses	**30,710.45**
Payroll Expenses	1,551.06
Taxes	12,329.98
Wages	43,343.34
Total Payroll Expenses	**57,224.38**
QuickBooks Payments Fees	680.38
Total Expenses	**$205,687.44**
NET OPERATING INCOME	**$ -21,706.61**
Other Income	
Credit card rewards	702.15
Total Other Income	**$702.15**
NET OTHER INCOME	**$702.15**
NET INCOME	**$ -21,004.46**

Tessier Winery

Balance Sheet

As of July 2, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PayPal Bank	3,281.71
Petty Cash	100.00
Square	80.00
Wells Fargo Checking 2057	56,846.87
Total Bank Accounts	**$60,308.58**
Accounts Receivable	
Accounts Receivable (A/R)	21,949.64
Total Accounts Receivable	**$21,949.64**
Other Current Assets	
Inventory	
Bottled Wine	135,242.78
Bulk Wine	43,200.00
Total Inventory	**178,442.78**
Inventory Asset	0.00
Prepayments	0.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$178,442.78**
Total Current Assets	**$260,701.00**
Fixed Assets	
Winemaking Equipment	78,091.39
zAccumulated Deprecation	-8,399.00
Total Fixed Assets	**$69,692.39**
Other Assets	
Security Deposits	17,369.52
Total Other Assets	**$17,369.52**
TOTAL ASSETS	**$347,762.91**

Tessier Winery

Balance Sheet

As of July 2, 2024

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Blue Business Plus Card (1001) - 5	18,503.78
Capital1_Tessier	317.81
Wells Fargo Credit Card 9382, new9401	13,080.18
Total Credit Cards	**$31,901.77**
Other Current Liabilities	
California State Board of Equalization Payable	0.00
Celtic Bank Loan	49,375.00
Direct Deposit Payable	0.00
Line of Credit	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	-484.92
CA PIT / SDI	0.00
CA SUI / ETT	0.00
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
Total Payroll Liabilities	**-484.92**
Square Tips	0.00
Total Other Current Liabilities	**$48,890.08**
Total Current Liabilities	**$80,791.85**
Long-Term Liabilities	
Historical Adjustment	0.00
QuickBooks Loan	0.00
SBA Loan	28,672.59
SBA Loan #2	102,368.55
Total Long-Term Liabilities	**$131,041.14**
Total Liabilities	**$211,832.99**
Equity	
Owner's Equity	
Owner's Contribution	73,739.23
Owner's Draw	-64,559.35
Total Owner's Equity	**9,179.88**
Retained Earnings	147,754.50
Net Income	-21,004.46
Total Equity	**$135,929.92**
TOTAL LIABILITIES AND EQUITY	**$347,762.91**

Tessier Winery

Statement of Cash Flows

January 1 - July 2, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-70,484.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-4,221.04
Inventory:Bottled Wine	-17,875.90
Inventory:Bulk Wine	7,602.86
Blue Business Plus Card (1001) - 5	10,309.89
Capital1_Tessier	-790.02
Wells Fargo Credit Card 9382, new9401	-4,576.69
California State Board of Equalization Payable	0.00
Direct Deposit Payable	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	-257.86
Payroll Liabilities:CA PIT / SDI	-145.54
Payroll Liabilities:CA SUI / ETT	0.00
Payroll Liabilities:Federal Taxes (941/944)	-992.81
Payroll Liabilities:Federal Unemployment (940)	-84.00
Square Tips	57.48
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-10,973.63**
Net cash provided by operating activities	**$ -81,457.85**
INVESTING ACTIVITIES	
Winemaking Equipment	-714.00
Net cash provided by investing activities	**$ -714.00**
FINANCING ACTIVITIES	
SBA Loan	-447.11
SBA Loan #2	748.30
Owner's Equity:Owner's Draw	-57.48
Net cash provided by financing activities	**$243.71**
NET CASH INCREASE FOR PERIOD	**$ -81,928.14**
Cash at beginning of period	93,019.26
CASH AT END OF PERIOD	**$11,091.12**